UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: January 14, 2008	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature)* J.C. Stefan Spicer, President & CEO

______________________________
*Print the name and title under the signature of the signing officer

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer:

Central Fund of Canada Limited (“Central Fund”)

1323 15th Avenue S.W., Suite 805

Calgary, Alberta

T3C 0X8

Item 2. – Date of Material Change:

September 19, 2007

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on September 19, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

On September 12, 2007, Central Fund announced that it entered into an agreement with CIBC World Markets Inc. under which the underwriter agreed to buy and sell to the public, in all the provinces and territories of Canada except Quebec, and in the United States, under the multijurisdictional disclosure system, 10,600,000 non-voting, fully participating Class A Shares of Central Fund at U.S.$9.44 per Class A Share. On September 12, 2007, CIBC World Markets Inc. exercised its right to increase the size of the offering by purchasing an additional 1,240,000 Class A Shares, increasing the size of the offering to a total of 11,840,000 Class A Shares. On September 19, 2007, Central Fund announced that it completed the sale of 11,840,000 Class A Shares at a price of U.S.$9.44 to CIBC World Markets Inc. and raised a total gross proceeds of U.S.$111,769,600.

Item 5. – Full Description of Material Change:

Please see the attached Schedule “A”.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

2.

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer

Telephone:	(905) 648-7878
Facsimile:	(905) 648-4196
e-mail:	spicer@centralfund.com

Item 9. – Date of Report:

September 25, 2007

J. C. Stefan Spicer

President and Chief Executive Officer

Central Fund of Canada Limited

“Schedule A”

CENTRAL FUND OF CANADA LIMITED

FOR IMMEDIATE RELEASE

on September 19, 2007

to Marketwire and U.S. Disclosure Circuit

TSX SYMBOL: CEF.A and CEF.U

AMEX SYMBOL: CEF

CENTRAL FUND CLOSES 11,840,000 SHARE ISSUE

TORONTO, Ontario (September 19, 2007) - Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta announced today that it has completed the sale of 11,840,000 non-voting, fully participating Class A Shares of Central Fund at a price of U.S.$9.44 to CIBC World Markets Inc. (the “Underwriter”), raising total gross proceeds of U.S. $111,769,600. The Class A Shares offered were primarily sold to investors in Canada and in the United States under the multijurisdictional disclosure system.

The underwritten price of U.S.$9.44 per Class A Share was non-dilutive and accretive for the existing shareholders of Central Fund. In accordance with its investment policies, Central Fund has invested substantially all of the net proceeds of the issue (after deducting fees payable to the Underwriter and expenses of the issue) in gold and silver bullion, with the balance of the net proceeds reserved for additional bullion purchases and working capital purposes. It is anticipated that the additional capital raised by the issue will reduce the annual expense ratio in favour of all shareholders of Central Fund.

The new total of issued and outstanding Class A Shares of Central Fund is 125,134,532. The investment holdings of Central Fund are now represented by approximately 805,169 fine ounces of gold, 40,252,756 ounces of silver and U.S.$27,477,572 in cash.

The Class A Shares of Central Fund are qualified investments for RRSPs, DPSPs, RRIFs and RESPs. The Class A Shares are also eligible investments in the United States for various regulated investors and accounts.

The Class A Shares of Central Fund have been listed on the Toronto Stock Exchange (CEF.A/CEF.U) since 1966 and on the AMEX (CEF) since 1986. They may be purchased on either stock exchange by worldwide investors.

Central Fund is a passive refined gold and silver bullion holding company. Central Fund (est. 1961) amended its Articles in 1983 to provide investors with an exchange-tradable share reflecting the convenient, low-cost and secure ownership of gold and silver bullion. The physical bullion holdings of Central Fund are stored on an unencumbered, allocated, segregated and insured basis and are held in safekeeping within the treasury vaults of a Canadian chartered bank. Central Fund’s bullion is audited semi-annually in the presence of Central Fund’s auditors and bank officials.

Central Fund has filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) a Second Prospectus Supplement dated September 12, 2007, to the Base Shelf Prospectus and registration statement dated September 29, 2006 for the offering to which this communication relates. For more complete information about Central Fund and this offering, prospective investors should read the Base Shelf Prospectus dated September 29, 2006, the Second Prospectus Supplement dated September 12, 2007 and the documents incorporated by reference therein. In the U.S., you may obtain a copy of the Base Shelf Prospectus and the Second Prospectus Supplement from CIBC World Markets Corp., Prospectus Department, 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303, or by e-mail at useprospectus@us.cibc.com. In Canada , you may obtain a copy of the Base Shelf Prospectus and the Second Prospectus Supplement from CIBC World Markets Inc., 6th Floor, 161 Bay Street, Toronto, Ontario, M5J 2S8, fax 416-594-7242. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878. Website: www.centralfund.com . Email: info@centralfund.com